Exhibit 99.51

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2018 AND 2017

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Financial Position

(in thousands of Canadian dollars — unaudited)

	June 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	$8,313	$10,151
Accounts receivable	9,669	7,719
Right of first refusal receivable (Note 4)	22,367	—
Investments (Note 6)	400	—
Prepaid expenses and other current assets	258	217
Total current assets	41,007	18,087

Non-current assets
Deferred financing costs and other	1,225	859
Royalty, stream and other interests (Note 5)	243,941	132,665
Deferred tax asset	1,084	1,032
Total assets	$287,257	$152,643

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,487	$2,426
Income taxes payable	1,237	1,593
Total current liabilities	3,724	4,019

Non-current liabilities
Loan facility (Note 7)	25,861	11,908
Total liabilities	29,585	15,927

Equity
Capital and reserves
Share capital (Note 8a)	245,188	138,412
Reserves	17,907	10,987
Accumulated other comprehensive loss	(530)	(7,043)
Deficit	(4,893)	(5,640)
Total equity	257,672	136,716

Total liabilities and equity	$287,257	$152,643

Contractual Obligations (Note 15)

Subsequent Events (Note 16)

See accompanying notes to the condensed consolidated interim financial statements.

ON BEHALF OF THE BOARD:

“signed”	Geoff Burns, Director	“signed”	Robert Doyle, Director

Maverix Metals Inc.

Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive Income (Loss)

(in thousands of Canadian dollars, except for (loss) earnings per share — unaudited)

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Gold sales (Note 14)	$1,897	$858	$2,892	$1,664
Royalty revenue (Note 14)	6,582	3,119	12,353	6,160
Total revenue	8,479	3,977	15,245	7,824

Cost of sales, excluding depletion	(933)	(438)	(1,419)	(861)
Depletion (Note 5)	(4,487)	(1,607)	(7,757)	(3,145)
Total cost of sales	(5,420)	(2,045)	(9,176)	(4,006)
Gross profit	3,059	1,932	6,069	3,818

Administrative expenses, excluding share-based compensation (Note 9)	(1,223)	(1,005)	(2,120)	(1,419)
Share-based compensation expense	(887)	(646)	(993)	(902)
Impairment of royalty interests	—	—	—	(463)
Income from operations	949	281	2,956	1,034

Other income and expenses
Foreign exchange (loss) gain	(191)	176	(280)	333
Other (expense) income	(167)	6	(88)	16
Finance expense	(1,150)	—	(1,594)	—
(Loss) income before income taxes	(559)	463	994	1,383

Income tax recovery (expense) (Note 13)	101	(259)	(247)	(553)
Net (loss) income for the period	$(458)	$204	$747	$830

Earnings per share (Note 10)
Basic (loss) earnings per share	$(0.00)	$0.00	$0.00	$0.01
Diluted (loss) earnings per share	$(0.00)	$0.00	$0.00	$0.01

Weighted average number of common shares outstanding
Basic	155,750,559	144,464,735	155,230,807	140,393,359
Diluted	155,750,559	148,994,513	162,277,906	145,188,038

Other Comprehensive Income (Loss)
Net (loss) income for the period	$(458)	$204	$747	$830
Item that may subsequently be reclassified to net (loss) income:
Foreign currency translation	2,979	(3,106)	6,810	(3,886)
Item that will not be subsequently reclassified to net (loss) income:
Changes in fair value of investments	(617)	—	(297)	—
Comprehensive income (loss) for the period	$1,904	$(2,902)	$7,260	$(3,056)

See accompanying notes to the condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Cash Flows

(in thousands of Canadian dollars- unaudited)

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Operating activities
Net (loss) income for the period	$(458)	$204	$747	$830

Depletion and amortization	4,500	1,607	7,813	3,145
Income tax (recovery) expense	(101)	259	247	553
Impairment of royalty interest	—	—	—	463
Share-based compensation expense	887	646	993	902
Accretion of loan facility	1,144	—	1,458	—
Unrealized foreign exchange loss (gain)	107	(79)	225	(115)
Income taxes paid	(647)	(44)	(674)	(60)
Changes in non-cash working capital (Note 11)	(1,935)	(259)	(3,906)	(3,164)
Net cash provided by operating activities	$3,497	$2,334	$6,903	$2,554

Investing activities
Acquisition of royalty interests and other (Note 4)	(22,308)	(45)	(22,422)	(6,588)
Proceeds from disposal of royalty interest	—	1,040	—	1,040
Proceeds from disposal of equity investments (Note 6)	959	—	959	—
Net cash (used in) provided by investing activities	$(21,349)	$995	$(21,463)	$(5,548)

Financing activities
Proceeds from loan facility (Note 7)	13,276	—	13,276	—
Proceeds from exercise of stock options	—	—	207	—
Financing costs	(840)	—	(840)	—
Interest paid	—	—	(402)	—
Net cash provided by financing activities	$12,436	$—	$12,241	$—

Effect of exchange rate changes on cash and cash equivalents	341	40	481	(170)
(Decrease) increase in cash and cash equivalents	(5,075)	3,369	(1,838)	(3,164)
Cash and cash equivalents at the beginning of the period	13,388	6,228	10,151	12,761
Cash and cash equivalents at the end of the period	$8,313	$9,597	$8,313	$9,597

Supplemental cash flow information (Note 11)

See accompanying notes to the condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands of Canadian dollars, except for number of shares — unaudited)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive income (loss) $	Deficit $	Total equity $
Balance, December 31, 2017	153,595,797	138,412	7,827	3,160	(7,043)	(5,640)	136,716
Net income for the period	—	—	—	—	—	747	747
Foreign currency translation adjustment	—	—	—	—	6,810	—	6,810
Changes in fair value on investments (Note 6)	—	—	—	—	(297)	—	(297)
Shares and warrants issued to Newmont for Royalties (Note 4)	60,000,000	105,619	6,707	—	—	—	112,326
Shares issued as interest payment on loan facility (Note 7)	100,432	165	—	—	—	—	165
Shares issued for options exercised (Note 8c)	384,000	437	—	(234)	—	—	203
Shares issued as compensation (Note 8a)	336,669	555	—	—	—	—	555
Share-based compensation	—	—	—	447	—	—	447
Balance, June 30, 2018	214,416,898	245,188	14,534	3,373	(530)	(4,893)	257,672

Balance, December 31, 2016	132,687,856	107,536	7,827	650	1,319	(8.323)	109,009
Net income for the period	—	—	—	—	—	830	830
Foreign currency translation adjustment	—	—	—	—	(3,886)	—	(3,886)
Shares issued for acquisition of royalties	12,300,000	20,250	—	—	—	—	20,250
Shares issued as compensation	390,412	546	—	—	—	—	546
Share-based compensation	—	—	—	595	—	—	595
Balance, June 30, 2017	145,378,268	128,332	7,827	1,245	(2,567)	(7,493)	127,344

See accompanying notes to the condensed consolidated interim financial statements.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

1.              NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada.

Maverix is a resource-based company that seeks to acquire and manage gold and other precious metal royalties and purchase agreements (“Gold Streams” or “Streams”). Maverix may acquire existing royalties or streams or it may acquire newly created royalties and streams from companies that have advanced stage development projects or operating mines. Net Smelter Returns (“NSR”) royalty and Gross Revenue Royalty (“GRR”) (collectively “Royalty” or “Royalties”) interests are non-operating interests in mining projects that provide to the holder the right to receive a percentage of the gross revenue from the metals produced from the mining project after deducting specified costs, if any (a NSR royalty) or a percentage of the gross revenue from metals produced from the project (a GRR). In return for making an upfront payment to acquire a Gold Stream or Stream, Maverix receives the right to purchase, at a fixed price per unit or a variable price based on the spot price of the underlying commodity, a percentage of a mine’s production for the life of mine.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on August 22, 2018.

2.              SIGNIFICANT ACCOUNTING POLICIES

A.            Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board, applicable to preparation of interim financial statements including International Accounting Standard 34- Interim Financial Reporting (“IAS 34”). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017.

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2017, with the exception of those policies described in Note 2 of the condensed consolidated interim financial statements for the three months ended March 31, 2018 related to the adoption of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) and IFRS 9, Financial Instruments (“IFRS 9”) on January 1, 2018. No adjustments were recorded as a result of adopting IFRS 15 and IFRS 9. The Company’s interim results are not necessarily indicative of its results for a full year.

B.            Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. All amounts are presented in thousands of Canadian dollars unless otherwise noted.

C.            Accounting Standard Issued But Not Yet Effective

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively. The new standard is not expected to have a material impact on the Company’s consolidated financial statements.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

3.              FINANCIAL INSTRUMENTS

Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, accounts receivable and right of first refusal (“ROFR”) receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio. At June 30, 2018, the Company has $4.0 million of accounts receivable from RNC Minerals, of which $2.6 million were more than 90 days overdue. Subsequent to June 30, 2018, $1.3 million was collected from RNC.

Currency Risk

Financial instruments that impact the Company’s net (loss) income due to currency fluctuations include: cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities and tax liabilities denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at June 30, 2018, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would increase (decrease) net (loss) income by $0.6 million.

Liquidity Risk

In managing liquidity risk, the Company takes into account anticipated cash flows from operations and its holding of cash and cash equivalents. As at June 30, 2018, the Company had cash and cash equivalents of $8.3 million (December 31, 2017: $10.2 million) and working capital of $37.3 million (December 31, 2017: $14.1 million). In addition, the Company has US$30 million undrawn under its Revolving Facility (Note 7).

The Company also holds common shares of other companies with a combined fair market value as at June 30, 2018 of $0.4 million (December 31, 2017: $nil). The daily exchange traded volume of these shares may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

Fair Value Measurements

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The carrying values of cash and cash equivalents, accounts receivables, ROFR receivable, accounts payable and accrued liabilities and the loan facility approximate their fair values due to the short-term maturity of these financial instruments. The Company has not included fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

The Company’s investments are measured at fair value on a recurring basis based on quoted prices in active markets. Consequently, the $0.4 million of investments held as at June 30, 2018 are classified as Level 1. The fair values of the royalty and other interest acquired as part of the Newmont Portfolio Acquisition were determined using a market

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

approach using unobservable inputs into discounted cash flow projections and comparable transactions (Note 4). As a result, the acquisition date fair value of $135.0 million for the assets acquired is a Level 3 fair value measurement.

4.              NEWMONT PORTFOLIO ACQUISITION

On June 29, 2018, the Company completed the Purchase and Sale Agreement (the “Agreement”) entered into with Newmont Mining Corporation and its affiliates (collectively “Newmont”) to acquire a portfolio of royalties. For consideration, the Company issued 60,000,000 common shares, 10,000,000 common share purchase warrants and paid US$17.0 million in cash. The warrants are exercisable for five years at a price of US$1.64 per common share.

Certain of the royalties that were due to be transferred pursuant to the Agreement were subject to a ROFR that permitted the underlying property owner the right to repurchase the specific royalty for cash on the same valuation as established by Newmont and Maverix. Prior to the Company completing the Agreement, a few of the underlying property owners provided notification they were exercising their ROFRs. Subsequent to June 30, 2018, the Company was notified that one of the underlying property owners who exercised their ROFR did not fulfill their obligations under the ROFR exercise notice, and the underlying NSR royalty was transferred to the Company. As a result, Maverix acquired a total 51 royalties (the “Newmont Portfolio”) pursuant to the Agreement and expects to receive aggregate total proceeds of approximately $22.4 million in cash upon the completion of the ROFR transactions. Subsequent to June 30, 2018, the Company has collected $20.9 million of the outstanding ROFR receivable.

The fair value of the Newmont Portfolio acquired was determined to be $135.0 million. The Company used discounted cash flow models for producing or near term development assets and comparable transactions for exploration or other assets to determine the fair value of the individual assets within the Newmont Portfolio. The discounted cash flow models used a discount rate of 5% for producing assets and from 5% to 10% for assets not in production. Metal prices were based on analyst metal price projections and management expectations.

The excess of the fair value of the Newmont Portfolio of $135.0 million over the cash consideration of $22.4 million was allocated to the common shares and common shares purchase warrants using the residual method. The fair value of the 10,000,000 warrants were calculated using the Black-Scholes pricing model (“BSM”) and the residual value was allocated to the 60,000,000 common shares. The following assumptions were used in the BSM: grant date share price of US$1.30, exercise price of US$1.64, expected volatility of 51%, risk-free interest rate of 2.1% and expected life of 5 years.

The significant and other assets acquired in the Newmont Portfolio include the following:

Hope Bay NSR Royalty (Nunavut, Canada)

The Company has a 1.0% NSR royalty payable quarterly on all metals produced at the Hope Bay mine operated by TMAC Resources Inc.

McCoy-Cove NSR Royalty (Nevada, United States)

The Company has a 1.5% NSR royalty on all metals produced from the development stage McCoy-Cove project located in central Nevada owned by Premier Gold Mines Limited.

Gemfield NSR Royalty (Nevada, United States)

The Company has a 5.0% NSR royalty on all metals produced from the development stage Gemfield deposit at the Goldfield property located in central Nevada owned by Waterton Global Resource Management (“Waterton”).

Converse NSR Royalty (Nevada, United States)

The Company has a 5.0% NSR royalty on all metals produced from a significant portion of the development stage Converse project located in northern Nevada owned by Waterton.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

Amulsar Royalty Quarterly Payments (Vayots Dzor Marz & Syunik Marz, Armenia)

The Company owns a payment agreement from Lydian International Ltd., which provides for 20 quarterly instalments of US$1 million beginning after commercial production at the Amulsar development property, is achieved.

Other:

The Company also acquired 46 development and exploration stage royalties, of which, there are 28 in the United States, four in Canada, four in Australia, and the remaining ten are in other jurisdictions.

5.              ROYALTY, STREAM AND OTHER INTERESTS

a)             Carrying amounts

The following table summarizes the Company’s Royalty, Gold Stream and Other interests as at and for the six months ended June 30, 2018:

		Cost			Accumulated Depletion
(in thousands)	Country	Opening	Additions (disposals)	Ending	Opening	Depletion	Disposal	Ending	Foreign Exchange	Carrying Amount
		$	$	$	$	$	$	$	$	$
Amulsar	ARM	—	18,748	18,748	—	—	—	—	—	18,748
Beta Hunt – Gold and Nickel	AUS	19,964	—	19,964	(1,533)	(1,586)	—	(3,119)	(443)	16,402
Calcatreu	ARG	2,860	—	2,860	—	—	—	—	37	2,897
Converse	USA	—	13,220	13,220	—	—	—	—	—	13,220
Dominador	CHL	598	—	598	—	—	—	—	(16)	582
Florida Canyon	USA	15,984	—	15,984	(759)	(618)	—	(1,377)	71	14,678
Gemfield	USA	—	11,587	11,587	—	—	—	—	—	11,587
Hasbrouck-Three Hills	USA	—	6,713	6,713	—	—	—	—	—	6,713
Hope Bay	CAN	—	30,675	30,675	—	(407)	—	(407)	(12)	30,256
Karma	BFA	25,852	18	25,870	(446)	(1,191)	—	(1,637)	519	24,752
La Bolsa	MEX	4,680	—	4,680	—	—	—	—	60	4,740
La Colorada	MEX	22,620	—	22,620	(1,368)	(707)	—	(2,075)	253	20,798
Lightning Nickel	AUS	434	—	434	(26)	(384)	—	(410)	(24)	—
McCoy-Cove	USA	—	15,802	15,802	—	—	—	—	—	15,802
Moose River	CAN	4,810	—	4,810	(86)	(444)	—	(530)	47	4,327
Mt. Carlton	AUS	12,772	—	12,772	(2,635)	(1,025)	—	(3,660)	(417)	8,695
Romero	DOM	6,984	—	6,984	—	—	—	—	(189)	6,795
San Jose Mine	MEX	7,150	—	7,150	(1,265)	(464)	—	(1,729)	61	5,482
Shalipayco	PER	4,290	—	4,290	—	—	—	—	55	4,345
Silvertip	CAN	5,858	—	5,858	—	—	—	—	(155)	5,703
Tres Cruces	PER	4,680	—	4,680	—	—	—	—	60	4,740
Vivien	AUS	4,457	—	4,457	(1,551)	(660)	—	(2,211)	(133)	2,113
Other royalties	Various	4,944	11,794	16,738	—	—	—	—	(14)	16,724
Other	USA	—	4,122	4,122	—	(271)	—	(271)	(9)	3,842
Total(1)		148,937	112,679	261,616	(9,669)	(7,757)	—	(17,426)	(249)	243,941

(1)             Total Royalty, Gold Stream, and Other interests include carrying amounts in the following countries: $73.2 million in United States, $41.8 million in Canada, $31.0 million in Mexico, $29.0 million in Australia, $24.9 million in Burkina Faso, $18.7 in Armenia, $11.1 million in Peru, $6.8 million in Dominican Republic, $4.2 million in Argentina and $3.2 million in other various countries.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

The following table summarizes the Company’s Royalty, Gold Stream and Other interests as at and for the year ended December 31, 2017:

		Cost			Accumulated Depletion
(in thousands)	Country	Opening	Additions (disposals)	Ending	Opening	Depletion	Impairment	Disposal	Ending	Foreign Exchange	Carrying Amount
		$	$	$	$	$		$	$	$	$

Beta Hunt – Gold and Nickel	AUS	14,997	4,967	19,964	(27)	(1,506)	—	—	(1,533)	(1,249)	17,182
Calcatreu	ARG	2,860	—	2,860	—	—	—	—	—	(100)	2,760
Dominador	CHL	598	—	598	—	—	—	—	—	(44)	554
Florida Canyon	USA	—	15,984	15,984	—	(759)	—	—	(759)	(635)	14,590
Jojoba	MEX	1,495	(1,495)	—	—	—	(463)	463	—	—	—
Karma	BFA	—	25,852	25,852	—	(446)	—	—	(446)	(668)	24,738
La Bolsa	MEX	4,680	—	4,680	—	—	—	—	—	(164)	4,516
La Colorada	MEX	22,620	—	22,620	(306)	(1,062)	—	—	(1,368)	(745)	20,507
Lightning Nickel	AUS	434	—	434	—	(26)	—	—	(26)	(31)	377
Moose River	CAN	4,810	—	4,810	—	(86)	—	—	(86)	(165)	4,559
Mt. Carlton	AUS	12,772	—	12,772	(166)	(2,469)	—	—	(2,635)	(848)	9,289
Panton Sill	AUS	1,060	—	1,060	—	—	—	—	—	(78)	982
Pico Machay	PER	1,560	—	1,560	—	—	—	—	—	(55)	1,505
Romero	DOM	6,984	—	6,984	—	—	—	—	—	(511)	6,473
San Jose Mine	MEX	7,150	—	7,150	(420)	(845)	—	—	(1,265)	(206)	5,679
Shalipayco Project	PER	4,290	—	4,290	—	—	—	—	—	(150)	4,140
Silvertip	CAN	—	5,858	5,858	—	—	—	—	—	(413)	5,445
Tres Cruces	PER	4,680	—	4,680	—	—	—	—	—	(164)	4,516
Vivien	AUS	4,457	—	4,457	(194)	(1,357)	—	—	(1,551)	(245)	2,661
Other	Various	2,324	—	2,324	—	—	—	—	—	(132)	2,192
Total(1)		97,771	51,166	148,937	(1,113)	(8,556)	(463)	463	(9,669)	(6,603)	132,665

(1)             Total Royalty, Gold Stream and Other interests include carrying amounts in the following countries: $30.7 million in Mexico, $30.5 million in Australia, $24.7 million in Burkina Faso, $14.6 million in United States, $10.2 million in Peru, $10.0 million in Canada, $6.5 million in Dominican Republic, $2.8 million in Argentina, and $2.7 million in other countries.

6.              INVESTMENTS

Balance at December 31, 2017	$—
Additions	1,600
Disposals	(959)
Fair value adjustments	(297)
Foreign exchange movement	56
Balance at June 30, 2018	$400

During the period ending June 30, 2018, the Company received common shares as settlement for certain outstanding royalty receivables. The Company has made the irrevocable election to designate these marketable equity securities as fair value through other comprehensive income (“FVTOCI”). As at June 30, 2018, the Company recognized an unrealized loss of $0.1 million in other comprehensive income in relation to mark-to-market adjustments on these investments.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

7.              LOAN FACILITY

On June 21, 2018, the Company entered into a revolving credit agreement with Canadian Imperial Bank of Commerce (“CIBC”) and National Bank Financial (“NBF”) (the “Revolving Facility”). Under the Revolving Facility, the Company can borrow up to US$50 million less the amount drawn on the existing US$20 million loan facility with CEF (Capital Markets) Limited (the “CEF Facility”). The Revolving Facility has a term of three years, which is extendable through mutual agreement between Maverix, CIBC, and NBF. The amounts drawn on the Revolving Facility are subject to interest at LIBOR plus 2.50% - 4.00% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.56% - 0.90% per annum, dependent on the Company’s leverage ratio (as defined in the Revolving Facility credit agreement).

The Revolving Credit Facility is secured against the Company’s assets, including the Company’s royalty, stream and other interests. Under the Revolving Facility credit agreement, the Company is required to maintain a certain tangible net worth and leverage and interest coverage ratios. As of June 30, 2018, the Company was in compliance with the covenants and the balance of the Revolving Credit Facility was nil.

The Revolving Facility agreement required that all outstanding obligations under the existing CEF Facility be repaid on or before August 17, 2018. On July 31, 2018, the Company repaid the CEF Facility in full and it was subsequently canceled. As a result of the revised repayment date of the CEF Facility, the Company recognized an increase in the carrying amount of the loan facility of $0.7 million with a corresponding increase in finance expense for the period ended June 30, 2018. Subsequent to June 30, 2018, the Company drew US$5.5 million from the Revolving Facility to help fund the repayment of the CEF Facility, leaving US$44.5 million available.

The following table summarizes the Company’s CEF Facility as at June 30, 2018 and changes during the period then ended:

CEF Facility
Balance at December 31, 2016	$—
Proceeds from the loan facility	12,647
Financing costs	(734)
Accretion of the loan facility	463
Current portion of interest included in accounts payable and accrued liabilities	(372)
Foreign exchange movement	(96)
Balance at December 31, 2017	$11,908
Additional proceeds from the loan facility	13,276
Financing costs	(623)
Adjustment for revised repayment date	667
Accretion of the loan facility	668
Current portion of interest included in accounts payable and accrued liabilities	(474)
Foreign exchange movement	439
Balance at June 30, 2018	$25,861

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

8.              SHARE CAPITAL

a)             Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value.

During the period ended June 30, 2018, the Company issued 336,669 common shares for $0.6 million in share-based compensation based on a $1.65 share price.

On June 29, 2018, the Company issued 60,000,000 common shares to Newmont as part of the consideration for the Newmont Portfolio (Note 4).

b)             Share Purchase Warrants

The following table summarizes the warrants outstanding as at June 30, 2018 and changes during the period then ended:

	Warrants	Exercise Price
	#	$USD
Balance at incorporation January 9, 2016	—	—
Plan of Arrangement	10,000,000	$0.546
Plan of Arrangement	10,000,000	$0.78
Exercised	(10,000,000)	$0.546
Incentive warrants	6,500,000	$1.20
Gold Fields Royalty Portfolio Purchase	10,000,000	$1.20
Balance at December 31, 2017	26,500,000	$1.04
Newmont Portfolio Purchase (Note 4)	10,000,000	$1.64
Balance at June 30, 2018	36,500,000	$1.21

A summary of the Company’s outstanding warrants as at June 30, 2018 is presented below:

Number outstanding	Exercise Price $USD	Expiry Date
10,000,000	$0.78	July 8, 2021
6,500,000	$1.20	July 8, 2021
10,000,000	$1.20	December 23, 2021
10,000,000	$1.64	June 29, 2023
36,500,000

c)              Share-based Payments: Employee Share Option Plan

The Company adopted a stock option and compensation share plan (the “Plan”), which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable stock options to purchase common shares of the Company at a price determined by the fair market value of the shares at the date immediately preceding the date on which the option is granted. Under this Plan, the aggregate number of common stock options shall not exceed 10% of the issued and outstanding common shares of the Company, and if any option granted under the Plan expires or terminates for any reason in accordance with the terms of the Plan without being exercised, that option shall again be available for the purpose of the Plan. All options vest over a period determined by the Board of Directors and expire up to five years after issuance.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

The following table summarizes options which were outstanding and exercisable for the six month periods ended June 30, 2018 and 2017:

	Options Outstanding	Weighted average exercise price per option
	#	$
Balance at December 31, 2016	2,907,000	0.54
Granted	2,526,803	1.40
Balance at December 31, 2017	5,433,803	0.94

Balance at December 31, 2017	5,433,803	0.94
Granted	1,813,130	1.65
Exercised	(384,000)	0.54
Forfeited	(449,899)	1.40
Cancelled	(50,000)	0.54
Balance at June 30, 2018	6,363,034	1.14

Options which have vested and are exercisable at June 30, 2018	2,432,902	1.02

The weighted-average share price, at the time of exercise, for the options that were exercised during the six months ended June 30, 2018 was $1.66 per share (period ended June 30, 2017: no options were exercised). The weighted average remaining contractual life of the options as at June 30, 2018 was 3.84 years (June 30, 2017: 4.37 years).

9.              GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Corporate administration	$249	$492	$406	$618
Employee salaries and benefits	606	361	1,171	696
Professional fees	355	152	487	105
Amortization	13	—	56	—
Total administrative expenses	$1,223	$1,005	$2,120	$1,419

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

10.       BASIC AND DILUTED (LOSS) EARNINGS PER SHARE

Diluted (loss) earnings per share is calculated based on the following:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Net (loss) income for the period	$(458)	$204	$747	$830
Basic weighted average number of shares	155,750,559	144,464,735	155,230,807	140,393,359
Basic (loss) earnings per share	$(0.00)	$0.00	$0.00	$0.01
Effect of dilutive securities
Warrants	—	2,713,384	5,142,111	2,951,078
Stock options	—	1,816,394	1,904,988	1,843,601
Diluted weighted average number of common shares	155,750,559	148,994,513	162,277,906	145,188,038
Diluted (loss) earnings per share	$(0.00)	$0.00	$0.00	$0.01

11.       SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital:	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Accounts receivable	$(1,572)	$628	$(3,273)	$(323)
Prepaid expenses and other current assets	(14)	8	(89)	16
Accounts payable and accrued liabilities	(349)	(895)	(544)	(2,857)
Changes in non-cash working capital	$(1,935)	$(259)	$(3,906)	$(3,164)

Significant non-cash transactions:
Shares and warrants issued for acquisition of royalties (Note 4)	$112,326	$5,842	$112,326	$20,250
Settlement of receivables in equity investments	$362	$—	$1,705	$—
Interest on CEF Facility paid in common shares	$165	$—	$165	$—

Cash and cash equivalents at the end of the period:
Cash at bank	$8,313	$9,597	$8,313	$9,597
Short-term deposit	$—	$—	$—	$—

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

12.       RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Share-based compensation	$98	$119	$189	$238
Salaries and benefits	351	216	604	355
Total compensation	$449	$335	$793	$593

During the three and six month periods ended June 30, 2018, the Company purchased $0.9 million and $1.4 million ($0.4 million and $0.9 million for the comparable periods in 2017) of refined gold from Pan American Silver Corp., which has significant influence over the Company, under its La Colorada Gold Stream agreement (Note 5).

13.       TAXATION

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
(Loss) income before income taxes	$(559)	$463	$994	$1,383
Statutory tax rate	27.0%	26.0%	27.0%	26.0%
Expected (recovery) expense of income taxes	$(151)	$120	$268	$360

Increase (decrease) due to:
Foreign tax rate differences	26	9	53	64
Non-deductible expenses	95	80	124	147
Withholding taxes	204	31	246	73
Effect of foreign exchange on tax expense	—	(479)	—	(398)
Change in unrecognized temporary differences	208	476	453	368
Effect of true-ups in prior year temporary differences	(483)	—	(897)	—
Other	—	22	—	(61)
Income tax (recovery) expense	$(101)	$259	$247	$553

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

14.       SEGMENT INFORMATION

The Company’s reportable operating segments are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. The Corporation’s executive head office and general corporate administration are included within ‘Corporate’ to reconcile the reportable segments to the consolidated financial statements. Segmented information is summarized in the tables below:

For the three months ended June 30, 2018:

(in thousands)	Gold sales	Royalty Revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$

Beta Hunt	—	1,396	—	(826)	570	(87)
Florida Canyon	—	462	—	(343)	119	396
Hope Bay	—	759	—	(407)	352	319
Karma	—	624	—	(521)	103	823
La Colorada	1,897	—	(933)	(465)	499	965
Moose River	—	477	—	(259)	218	746
Mt. Carlton	—	1,043	—	(545)	498	1,194
San Jose	—	364	—	(215)	149	433
Silvertip	—	32	—	—	32	10
Vivien	—	732	—	(314)	418	815
Other	—	693	—	(592)	101	323
Corporate	—	—	—	—	(3,618)	(2,440)
Consolidated total	1,897	6,582	(933)	(4,487)	(559)	3,497

For the three months ended June 30, 2017:

(in thousands)	Gold sales	Royalty Revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$

Beta Hunt	—	760	—	(110)	650	1,266
Florida Canyon	—	228	—	—	229	9
La Colorada	858	—	(438)	(257)	176	433
Mt. Carlton	—	999	—	(765)	234	1,249
San Jose	—	304	—	(155)	149	436
Silvertip	—	142	—	(9)	133	131
Vivien	—	672	—	(310)	362	587
Other	—	14	—	(1)	13	14
Corporate	—	—	—	—	(1,483)	(1,791)
Consolidated total	858	3,119	(438)	(1,607)	463	2,334

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

For the six months ended June 30, 2018:

(in thousands)	Gold sales	Royalty Revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$
Beta Hunt	—	2,452	—	(1,586)	866	276
Florida Canyon	—	1,037	—	(618)	419	771
Hope Bay	—	759	—	(407)	352	319
Karma	—	1,441	—	(1,191)	250	1,367
La Colorada	2,892	—	(1,419)	(707)	766	1,474
Moose River	—	1,304	—	(444)	860	1,098
Mt Carlton	—	2,235	—	(1,025)	1,210	2,319
San Jose	—	794	—	(464)	330	805
Silvertip	—	32	—	—	32	10
Vivien	—	1,544	—	(660)	884	1,551
Other	—	755	—	(655)	100	353
Corporate	—	—	—	—	(5,075)	(3,440)
Consolidated total	2,892	12,353	(1,419)	(7,757)	994	6,903

For the six months ended June 30, 2017:

(in thousands)	Gold sales	Royalty Revenue	Costs of sales excluding depletion	Depletion	Impairment	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$		$	$

Beta Hunt	—	1,511	—	(218)	—	1,293	1,191
Florida Canyon	—	305	—	(98)	—	207	9
Jojoba & other	—	14	—	(1)	(463)	(450)	14
La Colorada	1,664	—	(861)	(510)	—	293	803
Mt. Carlton	—	2,206	—	(1,345)	—	861	2,128
San Jose Mine	—	727	—	(387)	—	340	651
Silvertip	—	142	—	(9)	—	133	131
Vivien	—	1,255	—	(577)	—	678	1,702
Corporate	—	—	—	—	—	(1,972)	(4,075)
Consolidated total	1,664	6,160	(861)	(3,145)	(463)	1,383	2,554

15.       CONTRACTUAL OBLIGATIONS

In connection with its Gold Streams, the Company has committed to purchase the following:

	Percent of life of mine gold production	Per ounce cash payment: Lesser of amount below and the then prevailing market price of gold
Gold Stream interests
La Colorada	100%	USD$	650
La Bolsa	5%	USD$	450

The Company has a lease agreement for the use of office premises until August 2022. The contractual obligations under the lease require the Company to make payments of $0.2 million annually from 2018 to 2022.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

16.       SUBSEQUENT EVENTS

Certain of the royalties that were due to be transferred pursuant to the Agreement with Newmont were subject to a ROFR. Subsequent to June 30, 2018, the Company was notified that one of the underlying property owners who exercised their ROFR did not fulfill their obligations under the ROFR exercise notice, and the underlying NSR royalty was transferred to the Company. The Company has collected $20.9 million of the outstanding ROFR receivable subsequent to June 30, 2018 (Note 4).

On July 31, 2018, the Company repaid all outstanding amounts on its CEF Facility and it was subsequently canceled. The Company drew US$5.5 million from the Revolving Facility to help fund the repayment of the CEF Facility, leaving US$44.5 million available (Note 7).

Subsequent to June 30, 2018, the Company collected $1.3 million of accounts receivable that were more than 90 days overdue (Note 3).